CUSIP No. 496904202	SCHEDULE 13D	Page 1 of 31

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 24)

KINGSWAY FINANCIAL SERVICES Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

496904202

(CUSIP Number)

Mr. Joseph Stilwell

111 Broadway, 12th Floor

New York, New York 10006

Telephone: (212) 269-1551

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 30, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 496904202	SCHEDULE 13D	Page 2 of 31

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 4,491,741
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 4,491,741
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,491,741
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 19.95%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 496904202	SCHEDULE 13D	Page 3 of 31

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 0
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 496904202	SCHEDULE 13D	Page 4 of 31

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Activist Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 4,491,741
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 4,491,741
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,491,741
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 19.95%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 496904202	SCHEDULE 13D	Page 5 of 31

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Activist Investments, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 4,491,741
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 4,491,741
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,491,741
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 19.95%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 496904202	SCHEDULE 13D	Page 6 of 31

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 4,491,741
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 4,491,741
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,491,741
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 19.95%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 496904202	SCHEDULE 13D	Page 7 of 31

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 4,491,741
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 4,491,741
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,491,741
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 19.95%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 496904202	SCHEDULE 13D	Page 8 of 31

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Joseph Stilwell
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) PF,OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 4,491,741
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 4,491,741
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,491,741
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 19.95%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 496904202	SCHEDULE 13D	Page 9 of 31

Item 1.  Security and Issuer

This is the twenty-fourth amendment (this "Twenty-Fourth Amendment") to the original Schedule 13D, which was filed on November 7, 2008 (the "Original Schedule 13D"), and amended on November 14, 2008 (the "First Amendment"), on November 17, 2008 (the "Second Amendment"), on November 24, 2008 (the "Third Amendment"), on December 29, 2008 (the "Fourth Amendment"), on January 12, 2009 (the "Fifth Amendment"), on February 2, 2009 (the "Sixth Amendment"), on February 17, 2009 (the "Seventh Amendment"), on February 18, 2009 (the "Eighth Amendment"), on April 9, 2009 (the "Ninth Amendment"), on April 28, 2009 (the "Tenth Amendment"), on August 4, 2009 (the "Eleventh Amendment"), on November 16, 2009 (the "Twelfth Amendment"), on April 8, 2010 (the "Thirteenth Amendment"), on April 20, 2010 (the "Fourteenth Amendment"), on June 7, 2010 (the "Fifteenth Amendment"), on June 29, 2010 (the "Sixteenth Amendment"), on September 24, 2012 (the "Seventeenth Amendment"), on November 30, 2012 (the "Eighteenth Amendment"), on June 11, 2013 (the "Nineteenth Amendment"), on September 20, 2013 (the "Twentieth Amendment"), on December 27, 2013 (the "Twenty-First Amendment"), on February 12, 2014 (the "Twenty-Second Amendment"), and on September 22, 2014 (the “Twenty-Third Amendment”). This Twenty-Fourth Amendment is being filed jointly by Stilwell Value Partners III, L.P., a Delaware limited partnership ("Stilwell Value Partners III"); Stilwell Value Partners IV, L.P., a Delaware limited partnership ("Stilwell Value Partners IV"); Stilwell Activist Fund, L.P., a Delaware limited partnership ("Stilwell Activist Fund"); Stilwell Activist Investments, L.P., a Delaware limited partnership ("Stilwell Activist Investments"); Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"); Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Value Partners III, Stilwell Value Partners IV, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates, and Joseph Stilwell, the managing member and owner of Stilwell Value LLC. All the filers of this statement are collectively referred to herein as the "Group." The amended joint filing agreement of the members of the Group is attached as Exhibit 27 to this Twenty-Fourth Amendment.

This statement relates to the common shares, no par value (“Common Stock”), of Kingsway Financial Services Inc. ("KFS" or the “Issuer”). The address of the principal executive offices of the Issuer is 45 St. Clair Avenue West, Suite 400, Toronto, Ontario, Canada M4V 1K9.

Item 2.  Identity and Background

(a)-(c) This statement is filed by Joseph Stilwell with respect to the shares of Common Stock beneficially owned by Joseph Stilwell, including shares of Common Stock held in the names of Stilwell Value Partners III, Stilwell Value Partners IV, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates, in Joseph Stilwell's capacities as the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Value Partners III, Stilwell Value Partners IV, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates.

The business address of Stilwell Value Partners III, Stilwell Value Partners IV, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates, Stilwell Value LLC, and Joseph Stilwell is 111 Broadway, 12th Floor, New York, New York 10006.

The principal employment of Joseph Stilwell is investment management. Stilwell Value Partners III, Stilwell Value Partners IV, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners III, Stilwell Value Partners IV, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates, and related partnerships.

CUSIP No. 496904202	SCHEDULE 13D	Page 10 of 31

(d)  During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, except as indicated in Schedule A attached hereto.

(f)  Joseph Stilwell is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

Since we last reported purchases and sales of Common Stock (see the Twenty-Third Amendment), Stilwell Activist Fund has expended a total of $470,599 to acquire 75,441 shares of Common Stock and Series B Warrants of the Issuer (“Series B Warrants”) to purchase 18,784 shares of Common Stock. Such funds were provided from Stilwell Activist Fund’s working capital and, from time to time, may be provided in part by margin account loans from subsidiaries of Morgan Stanley extended in the ordinary course of business.

Since we last reported purchases and sales of Common Stock (see the Twenty-Third Amendment), Stilwell Activist Investments has expended a total of $7,947,984 to acquire 1,301,451 shares of Common Stock and Series B Warrants to purchase 292,317 shares of Common Stock. Such funds were provided from Stilwell Activist Investments’ working capital and, from time to time, may be provided in part by margin account loans from subsidiaries of Morgan Stanley extended in the ordinary course of business.

All purchases of shares of Common Stock or warrants to purchase shares of Common Stock made by the Group using funds borrowed from subsidiaries of Fidelity Brokerage Services LLC, JP Morgan Chase & Co. or Morgan Stanley, if any, were made in margin transactions on their usual terms and conditions. All or part of the shares of Common Stock or warrants to purchase shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based on the broker’s call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4.  Purpose of Transaction

We are filing this Twenty-Fourth Amendment to report that Stilwell Value Partners IV is no longer a member of the Group.

Our purpose in acquiring shares of Common Stock of the Issuer is to profit from the appreciation in the market price of the shares of Common Stock through asserting shareholder rights. During the time the Group has had Board representation, the Issuer has strengthened previously inadequate reserves and has restructured to maximize shareholder value after the aforesaid reserve additions.

CUSIP No. 496904202	SCHEDULE 13D	Page 11 of 31

Since 2000, affiliates of the Group have filed Schedule 13Ds to report greater than 5% positions in 59 other publicly traded companies. For simplicity, these affiliates are referred to as the “Group”, “we”, “us”, or “our.” In each instance, our purpose has been to profit from the appreciation in the market price of the shares we held by asserting shareholder rights. In each situation, we believed that the values of the companies’ assets were not adequately reflected in the market prices of their shares. Our actions are described below. We have categorized the descriptions of our actions with regard to the issuers based upon certain outcomes (whether or not, directly or indirectly, such outcomes resulted from the actions of the Group). Within each category the descriptions are listed in chronological order based upon the respective filing dates of the originally-filed Schedule 13Ds.

I. After we asserted shareholder rights, the following issuers were sold or merged:

Security of Pennsylvania Financial Corp. (“SPN”) - We filed our original Schedule 13D to report our position on May 1, 2000. We scheduled a meeting with senior management to discuss ways to maximize the value of SPN’s assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced SPN’s acquisition.

Cameron Financial Corporation (“Cameron”) - We filed our original Schedule 13D to report our position on July 7, 2000. We exercised our shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron’s list of shareholders, meeting with Cameron’s management, demanding that Cameron invite our representatives to join the board, writing to other shareholders to express our dismay with management’s inability to maximize shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced its sale to Dickinson Financial Corp.

Community Financial Corp. (“CFIC”) - We filed our original Schedule 13D to report our position on January 4, 2001, following CFIC’s announcement of the sale of two of its four subsidiary banks and its intention to sell one or more of its remaining subsidiaries. We reported that we acquired CFIC stock for investment purposes. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. We then announced our intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary by then. On March 27, 2001, we wrote to CFIC confirming that CFIC’s management had agreed to meet with one of our proposed nominees to the board. On March 30, 2001, before our meeting took place, CFIC announced its merger with First Financial Corporation.

Montgomery Financial Corporation (“Montgomery”) - We filed our original Schedule 13D to report our position on February 23, 2001. On April 20, 2001, we met with Montgomery’s management and suggested that they maximize shareholder value by selling the institution. We also informed management that we would run an alternate slate of directors at the 2001 annual meeting unless Montgomery was sold. Eleven days after we filed our Schedule 13D, however, Montgomery’s board amended its bylaws to limit the pool of potential nominees to local persons with a banking relation and to shorten the deadline to nominate an alternate slate. We located qualified nominees under the restrictive bylaw provisions and noticed our slate within the deadline. On June 5, 2001, Montgomery announced that it had hired an investment banker to explore a sale. On July 24, 2001, Montgomery announced its merger with Union Community Bancorp.

CUSIP No. 496904202	SCHEDULE 13D	Page 12 of 31

Community Bancshares, Inc. (“COMB”) - We filed our original Schedule 13D reporting our position on March 29, 2004. We disclosed that we intended to meet with COMB’s management and evaluate management’s progress in resolving its regulatory issues, lawsuits, problem loans, and non-performing assets, and that we would likely support management if it effectively addressed COMB’s challenges. On November 21, 2005, we amended our Schedule 13D and stated that although we believed that COMB’s management had made progress, COMB’s return on equity would likely remain below average for the foreseeable future, and it should therefore be sold. We also stated that if COMB did not announce a sale before our deadline to solicit proxies for the next annual meeting, we would solicit proxies to elect our own slate. On January 6, 2006, we disclosed the names of our three board nominees. On May 1, 2006, COMB announced its sale to The Banc Corporation.

FedFirst Financial Corporation (“FFCO”) - We filed our original Schedule 13D reporting our position on September 24, 2010. After several meetings with management, FFCO completed a meaningful number of share repurchases, and on April 14, 2014, FFCO announced its sale to CB Financial Services, Inc.

SP Bancorp, Inc. (“SPBC”) - We filed our original Schedule 13D reporting our position on February 28, 2011. On August 9, 2013, we met with management and the chairman to assess the best way to maximize shareholder value. SPBC completed a meaningful number of share repurchases, and on May 5, 2014, SPBC announced its sale to Green Bancorp Inc.

TF Financial Corporation (“THRD”) - We filed our original Schedule 13D reporting our position on November 29, 2012. We met with the CEO and the chairman, encouraging them to focus only on accretive acquisitions and to repurchase shares up to book value. They subsequently did both. On June 4, 2014, THRD announced its sale to National Penn Bancshares, Inc.

Jefferson Bancshares, Inc. (“JFBI”) - We filed our original Schedule 13D reporting our position on April 8, 2013. Our shareholder proposal requesting the board seek outside assistance to maximize shareholder value through actions such as a sale or merger was defeated at JFBI’s 2013 annual meeting. We met with management and the board of directors and told them that we would seek board representation at JFBI’s 2014 annual meeting if JFBI did not announce its sale. JFBI announced its sale on January 23, 2014.

Fairmount Bancorp, Inc. (“FMTB”) - We filed our original Schedule 13D reporting our position on September 21, 2012. On February 25, 2014, we reported our intention to seek board representation at FMTB’s 2015 annual meeting if FMTB did not announce its sale. However, due to the appointment of our representative to another board in the local area, we were unable to nominate our representative at the 2015 election of FMTB directors. We reiterated our intent to seek board representation at the earliest possible time if FMTB was not sold. FMTB’s sale was announced on April 16, 2015.

Harvard Illinois Bancorp, Inc. (“HARI”) - We filed our original Schedule 13D reporting our position on April 1, 2011. In 2012, we nominated a director for election at HARI’s 2012 annual meeting and communicated our belief that HARI should merge with a stronger community bank. Our nominee was not elected, so we nominated a director at HARI’s 2013 annual meeting and stated our position that HARI should be sold. We communicated to stockholders our intent to run a nominee every year until elected, and we nominated a director at HARI’s 2014 annual meeting. Our nominee was not elected, so in April 2015, we began soliciting stockholder votes for our nominee for HARI’s 2015 annual meeting. On May 21, 2015, HARI announced the sale of its subsidiary bank to State Bank in Wonder Lake, IL. We subsequently withdrew our solicitation of proxies for the election of our nominee at HARI’s 2015 annual meeting. The sale of HARI’s subsidiary bank was completed on August 1, 2016. On August 10, 2016, we entered into a settlement agreement with HARI whereby two legacy board members stepped down, and we agreed not to seek board representation through 2017. HARI is implementing a plan of voluntary dissolution.

CUSIP No. 496904202	SCHEDULE 13D	Page 13 of 31

Eureka Financial Corp. (“EKFC”) - We filed our original Schedule 13D reporting our position on March 28, 2011. We encouraged EKFC to pay special dividends to shareholders and repurchase shares. Management and the board did both, and on September 3, 2015, EKFC announced its sale to NexTier, Inc.

United-American Savings Bank (“UASB”) - We filed our original Schedule 13D with the Federal Deposit Insurance Corporation reporting our position on May 20, 2013. We believe management and the board acted in good faith to position UASB to maximize shareholder value. After we encouraged them to sell, UASB announced its sale to Emclaire Financial Corp on December 30, 2015.

Polonia Bancorp, Inc. (“PBCP”) - We filed our original Schedule 13D reporting our position on November 23, 2012. After several conversations with the Chairman and CEO, we publicly called for PBCP's sale. On June 2, 2016, PBCP's sale to Prudential Bancorp, Inc. was announced.

Georgetown Bancorp, Inc. (“GTWN”) - We filed our original Schedule 13D reporting our position on July 23, 2012. We encouraged GTWN to maximize shareholder value through share repurchases, and we supported management and the board’s consistent efforts to do so. On October 6, 2016, GTWN announced its sale to Salem Five Bancorp.

II. After we seated directors on the boards of the following issuers, the issuers were sold or merged:

HCB Bancshares, Inc. (“HCBB”) - We filed our original Schedule 13D reporting our position on June 14, 2001. On September 4, 2001, we reported that we had entered into a standstill agreement with HCBB, under which HCBB agreed to: (a) add a director selected by us, (b) consider conducting a Dutch tender auction, (c) institute annual financial targets, and (d) retain an investment banker to explore alternatives if it did not achieve its financial targets. On October 22, 2001, our nominee, John G. Rich, Esq., was named to the board. On January 31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares. Although HCBB’s outstanding share count decreased by 33% between the filing of our original Schedule 13D and August 2003, HCBB did not achieve the financial target. On August 12, 2003, HCBB announced it had hired an investment banker to assist in exploring alternatives for maximizing shareholder value, including a sale. On January 14, 2004, HCBB announced its sale to Rock Bancshares Inc.

CUSIP No. 496904202	SCHEDULE 13D	Page 14 of 31

Oregon Trail Financial Corp. (“OTFC”) - We filed our original Schedule 13D reporting our position on December 15, 2000. In January 2001, we met with the management of OTFC to discuss our concerns that management was not maximizing shareholder value, and we proposed that OTFC voluntarily place our representative on the board. OTFC rejected our proposal, and we announced our intention to solicit proxies to elect a board nominee. We demanded OTFC’s shareholder list, but OTFC refused to give it to us. We sued OTFC in Baker County, Oregon, and the court ruled in our favor and sanctioned OTFC. We also sued two OTFC directors alleging that one had violated OTFC’s residency requirement and that the other had committed perjury. Both suits were dismissed pre-trial but we filed an appeal in one suit and were permitted to re-file the other suit in state court. On August 16, 2001, we started soliciting proxies to elect Kevin D. Padrick, Esq. to the board. We argued in our proxy materials that OTFC should have repurchased its shares at prices below book value. OTFC announced the hiring of an investment banker. Then, the day after the 9/11 attacks, OTFC sued us in Portland, Oregon and moved to invalidate our proxies; the court denied the motion and the election proceeded.

On October 12, 2001, OTFC’s shareholders elected our candidate by a two-to-one margin. In the five months after the filing of our first proxy statement (i.e., from August 1 through December 31, 2001), OTFC repurchased approximately 15% of its shares. On March 12, 2002, we entered into a standstill agreement with OTFC. OTFC agreed to: (a) achieve annual targets for return on equity, (b) reduce its current capital ratio, (c) obtain advice from an investment banker regarding annual 10% stock repurchases, (d) re-elect our director to the board, (e) reimburse a portion of our expenses, and (f) withdraw its lawsuit. On February 24, 2003, OTFC and FirstBank NW Corp. announced their merger.

American Physicians Capital, Inc. (“ACAP”) - We filed our original Schedule 13D reporting our position on November 25, 2002. The Schedule 13D disclosed that on January 18, 2002, Michigan’s Insurance Department had approved our request to solicit proxies to elect two directors to ACAP’s board. On January 29, 2002, we noticed our intention to nominate two directors at the 2002 annual meeting. On February 20, 2002, we entered into a three-year standstill agreement with ACAP, providing for ACAP to add our nominee to its board. ACAP also agreed to consider using a portion of its excess capital to repurchase ACAP’s shares in each of the fiscal years 2002 and 2003 so that its outstanding share count would decrease by 15% for each of those years. In its 2002 fiscal year, ACAP repurchased 15% of its outstanding shares; these repurchases were highly accretive to per share book value. On November 6, 2003, ACAP announced a reserve charge and that it would explore options to maximize shareholder value. It also announced that it would exit the healthcare and workers’ compensation insurance businesses. ACAP then announced that it had retained Sandler O’Neill & Partners, L.P., to assist the board. On December 2, 2003, ACAP announced the early retirement of its president and CEO. On December 23, 2003, ACAP named R. Kevin Clinton its new president and CEO.

On June 24, 2004, ACAP announced that it had decided that the best means to maximize shareholder value would be to shed non-core businesses and focus on its core business line in its core markets. We increased our holdings in ACAP, and we announced that we intended to seek additional board representation. On November 10, 2004, ACAP invited Joseph Stilwell to sit on the board, and we entered into a new standstill agreement. This agreement was terminated in November 2007, with our representatives remaining on ACAP’s board. On May 8, 2008, our representatives were re-elected to three-year terms expiring in 2011. Upon the passage of federal healthcare legislation in 2010, ACAP became concerned about the fundamentals of its business and promptly acted to assess its strategic alternatives. On October 22, 2010, ACAP was acquired by The Doctors Company, and our shares were converted in a cash deal.

CUSIP No. 496904202	SCHEDULE 13D	Page 15 of 31

SCPIE Holdings Inc. (“SKP”) - We filed our original Schedule 13D reporting our position on January 19, 2006. We announced we would run our slate of directors at the 2006 annual meeting and demanded SKP’s shareholder list. SKP initially refused to timely produce the list, but did so after we sued it in Delaware Chancery Court. We engaged in a proxy contest at the 2006 annual meeting, but SKP’s directors were elected. Subsequently on December 14, 2006, SKP agreed to place Joseph Stilwell on its board. On October 16, 2007, Mr. Stilwell resigned from SKP’s board after it approved a sale of SKP that Mr. Stilwell believed was an inferior offer. We solicited shareholder proxies in opposition to the proposed sale; however, the sale was approved, and our shares were converted in a cash deal.

Colonial Financial Services, Inc. (“COBK”) - We filed our original Schedule 13D reporting our position on August 24, 2011. On December 18, 2013, we reached an agreement with COBK to have a director of our choice appointed to its board of directors. Our nominee, Corissa J. Briglia, joined COBK’s board of directors on March 25, 2014. On September 10, 2014, COBK announced its sale to Cape Bancorp, Inc., and the cash/stock deal was completed on April 1, 2015.

Naugatuck Valley Financial Corporation (“NVSL”) - We filed our original Schedule 13D reporting our position on July 11, 2011. On February 13, 2014, we reported our intention to seek board representation. On March 12, 2014, we reached an agreement with NVSL for our representative to join NVSL's board of directors and for NVSL not to seek approval for stock benefit plans. On June 4, 2015, NVSL announced its sale to Liberty Bank in Middletown, CT, and the cash deal was completed on January 15, 2016.

Fraternity Community Bancorp, Inc. (“FRTR”) - We filed our original Schedule 13D reporting our position on April 11, 2011. We reached an agreement with FRTR, and on November 18, 2014, our representative, Corissa J. Briglia, was appointed to the board of directors. On October 13, 2015, FRTR's sale was announced, and the cash deal was completed on May 13, 2016.

III. After we asserted shareholder rights, we believe the following issuers took steps to maximize shareholder value, and we subsequently exited our activist positions:

FPIC Insurance Group, Inc. (“FPIC”) - We filed our original Schedule 13D reporting our position on June 30, 2003. On August 12, 2003, Florida’s Insurance Department approved our request to hold more than 5% of FPIC’s shares, to solicit proxies to hold board seats, and to exercise shareholder rights. On November 10, 2003, FPIC invited our nominee, John G. Rich, Esq., to join the board, and we signed a confidentiality agreement. On June 7, 2004, we disclosed that because FPIC had taken steps to increase shareholder value, such as multiple share repurchases, and because its market price increased and reflected fair value in our estimation, we sold our shares in the open market, decreasing our holdings below 5%. Our nominee was invited to remain on the board.

Prudential Bancorp, Inc. of Pennsylvania (“PBIP”) - We filed our original Schedule 13D reporting our position on June 20, 2005. Most of PBIP’s shares were held by the Prudential Mutual Holding Company (the “MHC”), which was controlled by PBIP’s board. The MHC controlled most corporate decisions requiring a shareholder vote, such as the election of directors. However, regulations promulgated by the FDIC previously barred the MHC from voting on PBIP’s management stock benefit plans, and PBIP’s IPO prospectus indicated that the MHC would not vote on the plans. We announced in August 2005 that we would solicit proxies to oppose adoption of the plans as a referendum to place Joseph Stilwell on PBIP’s board. PBIP decided not to put the plans up for a vote at the 2006 annual meeting.

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In December 2005, we solicited proxies to withhold votes on the election of directors as a referendum to place Mr. Stilwell on the board. At the 2006 annual meeting, 71% of PBIP’s voting public shares were withheld from voting on management’s nominees.

On April 6, 2006, PBIP announced that just after we had filed our Schedule 13D, it had secretly solicited a letter from an FDIC staffer (which it concealed from the public) that the MHC would be allowed to vote in favor of the management stock benefit plans. PBIP also announced a special meeting to vote on the plans. We alerted the Board of Governors of the Federal Reserve System (the “Fed”) about this announcement, and PBIP was directed to seek Fed approval before adopting the plans. On April 19, 2006, PBIP postponed the special meeting. The Fed subsequently followed the FDIC’s position in September 2006. In December 2006, we solicited proxies to withhold votes on the election of PBIP’s directors at the 2007 annual meeting. At the meeting, 75% of PBIP’s voting public shares were withheld. Also during the annual meeting, PBIP’s President and Chief Executive Officer was unable to state the meaning of per share return on equity despite Mr. Stilwell’s holding up a $10,000 check for the charity of the CEO’s choice if he could promptly answer the question. On March 7, 2007, we disclosed that we were publicizing the results of PBIP’s elections and its directors’ unwillingness to hold a democratic vote on the stock plans by placing billboard advertisements throughout Philadelphia.

In December 2007, we filed proxy materials for the solicitation of proxies to withhold votes on the election of PBIP’s directors at the 2008 annual meeting. At the 2008 annual meeting, an average of 77% of PBIP’s voting public shares withheld their votes. Excluding shares held in PBIP’s ESOP, an average of 88% of the voting public shares withheld their votes in this election.

On October 4, 2006, we sued PBIP, the MHC, and the directors of PBIP and the MHC in federal court in Philadelphia seeking an order to prevent the MHC from voting in favor of the management stock benefit plans. On August 15, 2007, the court dismissed some claims, but sustained our cause of action against the MHC as majority shareholder of PBIP for breach of fiduciary duties. Discovery proceeded and all the directors were deposed. Both sides moved for summary judgment, but the court ordered the case to trial, which was scheduled for June 2008. On May 22, 2008, we voluntarily discontinued the lawsuit after determining that it would be more effective and appropriate to pursue the directors on a personal basis in a derivative action. On June 11, 2008, we filed a notice to appeal certain portions of the lower court’s August 15, 2007, order dismissing portions of the lawsuit.

We entered into a settlement agreement and an expense agreement with PBIP in November 2008 under which we agreed to support PBIP’s management stock benefit plans, drop our litigation and withdraw our shareholder demand, and generally support management; and in exchange, PBIP agreed, subject to certain conditions, to repurchase up to three million of its shares (including shares previously purchased), reimburse a portion of our expenses, and either adopt a second step conversion or add our nominee who meets certain qualification requirements to its board if the repurchases were not completed by a specified time.

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On March 5, 2010, we reported that our ownership in PBIP had dropped below 5% as a result of open market sales and sales of common stock to PBIP.

Roma Financial Corp. (“ROMA”) - We filed our original Schedule 13D reporting our position on July 27, 2006. Prior to its acquisition by Investors Bancorp, Inc., in December 2013, nearly 70% of ROMA’s shares were held by a mutual holding company controlled by ROMA’s board. In April 2007, we engaged in a proxy solicitation at ROMA’s first annual meeting, urging shareholders to withhold their vote from management’s slate. ROMA did not put their stock benefit plans up for a vote at that meeting. We then met with ROMA management. In the four months after ROMA became eligible to repurchase its shares, it announced and substantially completed repurchases of 15% of its publicly held shares, which were accretive to shareholder value. In our judgment, management came to understand the importance of proper capital allocation. Based on ROMA management’s prompt implementation of shareholder-friendly capital allocation plans, we supported management’s adoption of stock benefit plans at the 2008 shareholder meeting. In our estimation, ROMA’s market price increased and reflected fair value, and we sold our shares in the open market.

First Savings Financial Group, Inc. (“FSFG”) - We filed our original Schedule 13D reporting our position on December 29, 2008. We met with management, after which FSFG announced a stock repurchase plan and began repurchasing its shares. In December 2009, we reported that our beneficial ownership in the outstanding FSFG common stock had fallen below 5%.

Alliance Bancorp, Inc. of Pennsylvania (“ALLB”) - We filed our original Schedule 13D reporting our position on March 12, 2009. When we announced our reporting position, a majority of ALLB’s shares were held by a mutual holding company controlled by ALLB’s board. However, on August 11, 2010, ALLB announced its intention to undertake a second step offering, selling all shares to the public. The plan of conversion and reorganization was approved by depositors at a special meeting held December 29, 2010. We strongly supported ALLB’s action. Following completion of the conversion of Alliance Bank from the mutual holding company structure to the stock holding company structure, we increased our stake with the belief that shareholders and ALLB would do well if management focused on profitability. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, ALLB’s market price increased and reflected fair value; and on November 21, 2013, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

Standard Financial Corp. (“STND”) - We filed our original Schedule 13D reporting our position on October 18, 2010. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, STND’s market price increased and reflected fair value; and on March 19, 2013, we disclosed that we sold our shares in the open market, decreasing our holdings below 5%.

Home Federal Bancorp, Inc. of Louisiana (“HFBL”) - We filed our original Schedule 13D reporting our position on January 3, 2011. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, the HFBL’s market price increased and reflected fair value; and on February 7, 2013, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

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ASB Bancorp, Inc. (“ASBB”) - We filed our original Schedule 13D reporting our position on October 24, 2011. On August 23, 2013, we met with management to assess the best way to maximize shareholder value. We believe management and the board acted in good faith by cleaning up non-performing assets and repurchasing shares, and ASBB’s market price increased to reflect fair value. On July 18, 2014, we disclosed that we sold our shares to ASBB.

United Insurance Holdings Corp. (“UIHC”) - We filed our original Schedule 13D reporting our position on September 29, 2011. On December 17, 2012, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

United Community Bancorp (“UCBA”) - We filed our original Schedule 13D reporting our position on January 22, 2013. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, UCBA’s market price increased to reflect fair value; and on November 9, 2015, we disclosed that we sold shares to UCBA, decreasing our holdings below 5%.

West End Indiana Bancshares, Inc. (“WEIN”) - We filed our original Schedule 13D reporting our position on January 19, 2012. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, WEIN’s market price increased to reflect fair value; and on November 12, 2015, we disclosed that we sold our shares in the open market.

IV. After successfully seeking board representation, we seated directors who currently serve on the boards of the following issuers:

Malvern Federal Bancorp, Inc. (“MLVF”) - We filed our original Schedule 13D reporting our position on May 30, 2008. When we announced our reporting position, a majority of MLVF’s shares were held by a mutual holding company controlled by MLVF’s board. On October 26, 2010, we demanded that MLVF pursue a derivative action against its directors for breach of their fiduciary duties. MLVF failed to pursue the action and, on June 3, 2011, we sued MLVF’s directors in Chester County, Pennsylvania, demanding that the court, among other things, order the directors to properly consider pursuing a second step conversion. On November 9, 2011, The Honorable Judge Howard F. Riley, Jr., overruled the director defendants’ preliminary objections to the derivative lawsuit.

On January 17, 2012, MLVF announced its intention to undertake a second step conversion and we withdrew the lawsuit. The conversion and stock offering were completed on October 11, 2012, and our shares were converted into shares of Malvern Bancorp, Inc. On September 5, 2013, we notified MLVF of our intention to nominate John P. O’Grady for election as a director at its 2014 annual meeting, but we later reached an agreement with MLVF for Mr. O’Grady to join its board of directors. On November 25, 2014, we terminated our standstill agreement with MLVF, including the agreement's performance targets. After meeting with the new CEO and the new chairman of the board, we believe that management and the board of directors are now focused on maximizing shareholder value. John P. O'Grady remains a director on the board.

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First Financial Northwest, Inc. (“FFNW”) – We filed our original Schedule 13D reporting our position on September 12, 2011. On January 11, 2012, a representative of the Group became a member of FFNW’s board. On February 15, 2012, our representative resigned and we announced our intention to run a contested election at FFNW’s 2012 annual meeting. We mailed our proxy materials to FFNW’s shareholders in April 2012 seeking election of our nominee. At FFNW’s 2012 annual meeting of shareholders held on May 24, 2012, our nominee defeated Victor Karpiak, the chairman and president, by a substantial percentage. FFNW attempted to invalidate our votes, and we sued to enforce our rights. In accordance with the settlement we reached with FFNW in December 2012, our nominee, Kevin Padrick, was appointed to FFNW’s board on March 14, 2013, and Victor Karpiak resigned as chairman. Subsequently, Mr. Karpiak retired and a new CEO was hired. Since then, FFNW has pursued multiple share repurchases, cleaned up its non-performing assets and reached a good level of profitability.

Poage Bankshares, Inc. (“PBSK”) - We filed our original Schedule 13D reporting our position on September 23, 2011. We believed PBSK's board was not focused on maximizing shareholder value and nominated a director for election at PBSK's 2014 annual meeting. Our nominee was not elected, so we nominated a director at PBSK's 2015 annual meeting. On July 21, 2015, our nominee, Stephen S. Burchett, was elected as a director with a mandate to maximize shareholder value. Subsequently, the CEO left the company. We believe management and the board are acting in good faith to maximize shareholder value.

Sunshine Financial, Inc. (“SSNF”) - We filed our original Schedule 13D reporting our position on April 18, 2011. We reached an agreement with SSNF, and on February 5, 2016, our representative, Corissa J. Briglia, was appointed to the board of directors.

V. We hope to work with management and the boards of the following issuers:

William Penn Bancorp, Inc. (“WMPN”) - We filed our original Schedule 13D reporting our position on May 23, 2008. A majority of WMPN’s shares are held by a mutual holding company controlled by WMPN’s board. We met with management and the board to explain our views on proper capital allocation and following the financial crisis, we continued to urge WMPN to take the steps necessary to maximize shareholder value. On December 3, 2014, WMPN announced and subsequently completed its plan to repurchase 10% of its shares outstanding and has completed several additional share repurchases. We believe management and the board have acted in good faith to date to maximize shareholder value through shareholder-friendly capital allocation.

Wayne Savings Bancshares, Inc. (“WAYN”) - We filed our original Schedule 13D reporting our position on October 8, 2010. We supported H. Stewart Fitz Gibbon III’s appointment as president and CEO effective November 3, 2014 and as a director on the executive committee of WAYN’s board. We believed management and the board acted in good faith to position WAYN to maximize shareholder value. We encourage WAYN to resume share repurchases or sell the bank.

Wolverine Bancorp, Inc. (“WBKC”) - We filed our original Schedule 13D reporting our position on February 7, 2011. We support WBKC’s consistent efforts to maximize shareholder value through share repurchases and payments of special dividends.

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Jacksonville Bancorp, Inc. (“JXSB”) - We filed our original Schedule 13D reporting our position on July 5, 2011. We support JXSB’s consistent efforts to maximize shareholder value through share repurchases and payments of special dividends.

Provident Financial Holdings, Inc. (“PROV”) - We filed our original Schedule 13D reporting our position on October 7, 2011. We support PROV’s consistent efforts to maximize shareholder value through share repurchases.

Sound Financial, Inc. (“SFBC”) – We filed our original Schedule 13D reporting our position on November 21, 2011. We urged management and the board to pursue a second step conversion. On August 22, 2012, Sound Financial Bancorp, Inc. (“SFBC”) announced completion of its second step conversion and our shares of SNFL were converted into shares of SFBC. We support SFBC’s consistent efforts to maximize shareholder value.

IF Bancorp, Inc. (“IROQ”) - We filed our original Schedule 13D reporting our position on March 5, 2012. We believe IROQ is positioned to consistently repurchase its shares, and we have urged management and the board to do so. We believe IROQ must increase its rate of share repurchases while the shares remain below book value.

Hamilton Bancorp, Inc. (“HBK”) - We filed our original Schedule 13D reporting our position on October 22, 2012. We believe HBK's acquisition of FMTB and FRTR is in the best interest of shareholders.

Delanco Bancorp, Inc. (“DLNO”) - We filed our original Schedule 13D reporting our position on October 28, 2013. We believe management and the board are acting in good faith to position DLNO to maximize shareholder value.

Carroll Bancorp, Inc. (“CROL”) - We filed our original Schedule 13D reporting our position on March 17, 2014. We are evaluating management and the board’s actions regarding maximizing shareholder value.

Sugar Creek Financial Corp. (“SUGR”) - We filed our original Schedule 13D reporting our position on April 21, 2014. We believe management and the board have acted in good faith to position SUGR to maximize shareholder value. We have urged management and the board to repurchase shares. To date, SUGR has completed the minimum number of share repurchases to maintain our support.

Seneca-Cayuga Bancorp, Inc. (“SCAY”) - We filed our original Schedule 13D reporting our position on September 15, 2014. We believe SCAY is positioned to provide meaningful returns to its shareholders either through a second-step conversion or by effectuating a shareholder-friendly capital allocation program. We are encouraging management and the board to choose a path that will maximize shareholder value.

Pinnacle Bancshares, Inc. (“PCLB”) - We filed our original Schedule 13D reporting our position on September 23, 2014. On November 14, 2014, PCLB announced the continuation of its share repurchase plan and announced a new repurchase plan on May 25, 2016. We believe management and the board have acted in good faith to date to maximize shareholder value through share repurchases.

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MB Bancorp, Inc. (“MBCQ”) - We filed our original Schedule 13D reporting our position on January 9, 2015. We urged management and the board to repurchase shares and on March 30, 2016, MBCQ announced and subsequently completed its plan to repurchase an initial 10% of its shares outstanding. We urge management and the board to complete another 10% share repurchase plan.

Ben Franklin Financial, Inc. (“BFFI”) - We filed our original Schedule 13D reporting our position on February 9, 2015. We will urge management and the board to repurchase shares as soon as BFFI is permitted.

Alamogordo Financial Corp. (“ALMG”) - We filed our original Schedule 13D reporting our position on May 11, 2015. We urged management and the board to provide meaningful returns to shareholders either through a second-step conversion or by effectuating a shareholder-friendly capital allocation program. On March 7, 2016, ALMG announced its plan to complete a second-step conversion which we believe will maximize shareholder value.

FSB Community Bankshares, Inc. (“FSBC”) - We filed our original Schedule 13D reporting our position on October 26, 2015. We urged management and the board to provide meaningful returns to shareholders either through a second-step conversion or by effectuating a shareholder-friendly capital allocation program. On March 3, 2016, FSBC announced its plan to complete a second-step conversion which we believe will maximize shareholder value.

Central Federal Bancshares, Inc. (“CFDB”) - We filed our original Schedule 13D reporting our position on January 25, 2016. We will urge management and the board to repurchase shares as soon as CFDB is permitted.

First Federal of Northern Michigan Bancorp, Inc. (“FFNM”) - We filed our original Schedule 13D reporting our position on February 29, 2016. We believe FFNM is positioned to repurchase shares, and we urge management and the board to do so.

VI. We believe the following issuers should be sold:

Anchor Bancorp (“ANCB”) - We filed our original Schedule 13D reporting our position on May 7, 2012. We previously urged ANCB to maximize shareholder value by increasing share repurchases or selling the bank. We believe continued poor performance now means that ANCB should be sold. We intend to seek board representation at the upcoming annual meeting if ANCB has not announced its sale.

HopFed Bancorp, Inc. (“HFBC”) - We filed our original Schedule 13D reporting our position on February 25, 2013. We opposed HFBC's purchase of Sumner Bank & Trust and mailed our proxy materials to HFBC's stockholders on April 5, 2013, seeking election of our nominee as a director at HFBC's 2013 annual meeting. On May 15, 2013, our nominee was elected by a two-to-one margin, and on August 23, 2013, HFBC's acquisition of Sumner Bank & Trust was terminated. Our nominee did not seek re-election for a second term at HFBC's 2016 annual meeting.

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VII. The following issuer is the focus of a shareholder derivative litigation:

NorthEast Community Bancorp, Inc. (“NECB”) - We filed our original Schedule 13D reporting our position on November 5, 2007. A majority of NECB's shares are held by a mutual holding company controlled by NECB's board. In July of 2010, we delivered a written demand to NECB demanding to inspect its shareholder list, but NECB refused to supply us with the list. We sued NECB in federal court in New York seeking an order compelling compliance. In August of 2010, NECB produced the list of shareholders to us. In the fall of 2011, we sent a letter to NECB's board of directors demanding that NECB expand the board with disinterested directors to consider a second step conversion. In October of 2011, we filed a lawsuit in New York state court against NECB, the mutual holding company, and their boards of directors, personally and derivatively, for breach of fiduciary duty arising out of failure to fairly consider a second step conversion. The case has proceeded through protracted litigation including discovery and motion practice.

Members of the Group may seek to make additional purchases or sales of shares of Common Stock. Except as described in this filing, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

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Item 5.  Interest in Securities of the Issuer

The members of the Group beneficially own an aggregate of 4,491,741 shares of Common Stock, consisting of (i) 3,772,218 shares of Common Stock owned of record, (ii) 82,143 shares of Common Stock which are issuable upon the conversion of 13,143 shares of Class A Preferred Shares, Series 1 (“Series 1 Shares”), and (iii) 637,380 shares issuable upon conversion of exercisable Series B Warrants. The percentages used in this filing are calculated based on 22,514,994 outstanding shares of Common Stock, reflecting 21,795,471 outstanding shares of Common Stock as reported by the Issuer on www.tmx.com as of September 16, 2016, plus 82,143 of Common Stock issuable upon conversion of the Series 1 Shares, plus 637,380 shares of Common Stock issuable upon conversion of exercisable Series B Warrants. All dispositions of shares of Common Stock reported herein were sales made in open-market transactions.

(A)	Stilwell Value Partners III

(a)	Aggregate number of shares beneficially owned: 4,491,741

Percentage: 19.95%

(b)	1.	Sole power to vote or to direct vote: 0
2.	Shared power to vote or to direct vote: 4,491,741
3.	Sole power to dispose or to direct the disposition: 0
4.	Shared power to dispose or to direct disposition: 4,491,741

(c)    Stilwell Value Partners III has not purchased or sold any shares of Common Stock in the past 60 days.

(d)    Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Value Partners III, Joseph Stilwell has the power to direct the affairs of Stilwell Value Partners III, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners III. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Value Partners III with regard to those shares of Common Stock.

(B)	Stilwell Value Partners IV

(a)	Aggregate number of shares beneficially owned: 0

Percentage: 0.0%

(b)	1.	Sole power to vote or to direct vote: 0
2.	Shared power to vote or to direct vote: 0
3.	Sole power to dispose or to direct the disposition: 0
4.	Shared power to dispose or to direct disposition: 0

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(c)	Within the past 60 days, Stilwell Value Partners IV has sold shares of Common Stock as follows:

Date	Number of Shares (Sold)	Purchase Price Per Share	Total (Sale) Price

09/30/2016	1,148,263	$5.74	$6,591,030

Within the past 60 days, Stilwell Value Partners IV has sold Series B Warrants to purchase shares of Common Stock as follows:

Date	Number of Series B Warrants (Sold)	Purchase Price Per Series B Warrant	Total (Sale) Price

09/30/2016	285,913	$2.00	$571,826

(d)   Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Value Partners IV, Joseph Stilwell has the power to direct the affairs of Stilwell Activist Fund, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners IV. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Value Partners IV with regard to those shares of Common Stock.

(C)	Stilwell Activist Fund

(a)	Aggregate number of shares beneficially owned: 4,491,741

Percentage: 19.95%

(b)	1.	Sole power to vote or to direct vote: 0
2.	Shared power to vote or to direct vote: 4,491,741
3.	Sole power to dispose or to direct the disposition: 0
4.	Shared power to dispose or to direct disposition: 4,491,741

(c)	Within the past 60 days, Stilwell Activist Fund has purchased shares of Common Stock as follows:

Date	Number of Shares Acquired	Purchase Price Per Share	Total Purchase Price

09/30/2016	75,441	$5.74	$433,031

Within the past 60 days, Stilwell Activist Fund has purchased Series B Warrants to purchase shares of Common Stock as follows:

Date	Number of Series B Warrants Acquired	Purchase Price Per Series B Warrant	Total Purchase Price

09/30/2016	18,784	$2.00	$37,568

(d)    Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Fund, Joseph Stilwell has the power to direct the affairs of Stilwell Activist Fund, including the voting and disposition of shares of Common Stock held in the name of Stilwell Activist Fund. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Activist Fund with regard to those shares of Common Stock.

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(D) Stilwell Activist Investments

(a)	Aggregate number of shares beneficially owned: 4,491,741

Percentage: 19.95%

(b)	1.	Sole power to vote or to direct vote: 0
2.	Shared power to vote or to direct vote: 4,491,741
3.	Sole power to dispose or to direct the disposition: 0
4.	Shared power to dispose or to direct disposition: 4,491,741

(c)   Within the past 60 days, Stilwell Activist Investments has purchased shares of Common Stock as follows:

Date	Number of Shares Acquired	Purchase Price Per Share	Total Purchase Price

09/30/2016	1,072,822	$5.74	$6,157,998

Within the past 60 days, Stilwell Activist Investments has purchased Series B Warrants to purchase shares of Common Stock as follows:

Date	Number of Series B Warrants Acquired	Purchase Price Per Series B Warrant	Total Purchase Price

09/30/2016	267,129	$2.00	$534,258

(d)   Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Investments, Joseph Stilwell has the power to direct the affairs of Stilwell Activist Investments, including the voting and disposition of shares of Common Stock held in the name of Stilwell Activist Investments. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Activist Investments with regard to those shares of Common Stock.

(E) Stilwell Associates

(a)	Aggregate number of shares beneficially owned: 4,491,741

Percentage: 19.95%

(b)	1.	Sole power to vote or to direct vote: 0
2.	Shared power to vote or to direct vote: 4,491,741
3.	Sole power to dispose or to direct the disposition: 0
4.	Shared power to dispose or to direct disposition: 4,491,741

(c)   Stilwell Associates has not purchased or sold any shares of Common Stock in the past 60 days.

(d)   Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Associates, Joseph Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

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(F) Stilwell Value LLC

(a)	Aggregate number of shares beneficially owned: 4,491,741

Percentage: 19.95%

(b)	1.	Sole power to vote or to direct vote: 0
2.	Shared power to vote or to direct vote: 4,491,741
3.	Sole power to dispose or to direct the disposition: 0
4.	Shared power to dispose or to direct disposition: 4,491,741

(c)   Stilwell Value LLC has not purchased or sold any shares of Common Stock in the past 60 days.

(d)   Because he is the managing member and owner of Stilwell Value LLC, Joseph Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners III, Stilwell Value Partners IV, Stilwell Activist Fund, Stilwell Activist Investments and Stilwell Associates. Therefore, Stilwell Value LLC may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners III, Stilwell Value Partners IV, Stilwell Activist Fund, Stilwell Associates and Stilwell Activist Investments.

(G) Joseph Stilwell

(a)	Aggregate number of shares beneficially owned: 4,491,741

Percentage: 19.95%

(b)	1.	Sole power to vote or to direct vote: 0
2.	Shared power to vote or to direct vote: 4,491,741
3.	Sole power to dispose or to direct the disposition: 0
4.	Shared power to dispose or to direct disposition: 4,491,741

(c)   Joseph Stilwell has not purchased or sold any shares of Common Stock in the past 60 days.

Item 6.       Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

As previously reported, members of the Group purchased Units of the Issuer in a rights offering on September 16, 2013 (the “Rights Offering”), in which Units were sold entitling the purchasers to one share of Common Stock, one Series A Warrant and one Series B Warrant for each Unit. The terms and conditions of the Series B Warrants are summarized below. The Series A Warrants held by members of the Group have been fully exercised, and the Issuer announced on September 19, 2014, that all unexercised Series A Warrants had been redeemed.

As previously reported, members of the Group purchased Units of the Issuer in a private placement of securities consummated on February 3, 2014 (the "Private Placement"), in which the Issuer sold Units entitling the purchasers to one Class A Preferred Share, Series 1 (a "Series 1 Share"), and 6.25 Series C Warrants for each Unit purchased. In July 2014, the Series C Warrants were exchanged for Series B Warrants under a mandatory exchange procedure. Additional terms and conditions of the Series 1 Shares and Series B Warrants are summarized below.

CUSIP No. 496904202	SCHEDULE 13D	Page 27 of 31

Each Series 1 Share is convertible at the holder's election into 6.25 shares of Common Stock at a conversion price of $4.00 per share until April 1, 2021. The Issuer will redeem all Series 1 Shares outstanding on April 1, 2021, for $25.00 per Series 1 Share, plus accrued but unpaid dividends. Beginning February 3, 2016, the Issuer may redeem all or any part of the then outstanding Series 1 Shares for $28.75 per Series 1 Share, plus accrued but unpaid dividends. For additional terms and conditions of the Series 1 Shares, see Exhibit 22 to the Twenty-Second Amendment, which is incorporated herein by reference.

Each Series B Warrant entitles the holder to purchase one share of Common Stock. The exercise of the Series B Warrants is subject to the terms of a Warrant Agreement filed as Exhibit 4.1 to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on July 10, 2014. The Series B Warrants have an exercise price of $5.00 per share and are non-redeemable. The Series B Warrants may be exercised from September 16, 2016 through September 15, 2023, provided, however, that exercise is subject to the limits set forth in that certain Statement of Undertaking effective as of July 15, 2016, by and between members of the Group and the Issuer, attached as Exhibit 26 to this Twenty-Fourth Amendment and described more fully below. For additional terms and conditions of the Series A, Series B, and Series C Warrants, see Exhibits 18, 19, and 23, which are incorporated herein by reference.

The Issuer entered into a Registration Rights Agreement with the Private Placement purchasers providing for both demand and piggyback registration rights with respect to the Series 1 Shares, the Series B Warrants, and the Common Stock issuable upon the exercise or conversion thereof. For additional terms and conditions of the Registration Rights Agreement, see Exhibit 21 to the Twenty-Second Amendment, which is incorporated herein by reference.

Effective as of July 15, 2016, members of the Group entered into a Statement of Undertaking with the Issuer (the “Undertaking”), pursuant to which each of the members of the Group holding Series B Warrants undertook not to exercise the Series B Warrants held by it, and the Issuer acknowledged that, for so long as such Undertaking exists, it shall not give effect to any such exercise of such Series B Warrants, if and to the extent that, after giving effect to such exercise, such member of the Group (individually or together with the other members of the Group) would in the aggregate beneficially own that number of shares of Common Stock which is in excess of 19.95% of the total number of issued and outstanding shares of Common Stock or voting power of the Issuer. The Undertaking will terminate immediately upon the earlier of: (i) that date that is two (2) years after the effective date of the Undertaking; or (ii) the execution by all of the members of the Group holding Series B Warrants and the Issuer of a written instrument that terminates the Undertaking. For additional terms and conditions of the Undertaking, see Exhibit 26 to this Twenty-Fourth Amendment, which is incorporated herein by reference.

Other than the Series 1 Shares, Series B Warrants, the Stock Option Agreement filed as Exhibit 10 to the Eighth Amendment, the Registration Rights Agreement filed as Exhibit 21 to the Twenty-Second Amendment, the Undertaking filed as Exhibit 26 to this Twenty-Fourth Amendment, and the Amended Joint Filing Agreement filed as Exhibit 27 to this Twenty-Fourth Amendment, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC, in its capacity as general partner of Stilwell Value Partners III, Stilwell Value Partners IV, Stilwell Activist Fund, Stilwell Activist Investments and Stilwell Associates; and Joseph Stilwell, in his capacity as the managing member and owner of Stilwell Value LLC, are entitled to an allocation of a portion of profits.

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See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated November 7, 2008, filed with the Original Schedule 13D
2	Amended Joint Filing Agreement, dated November 14, 2008, filed with the First Amendment
3	Requisition Notice, dated November 11, 2008, filed with the First Amendment
4	Press Release, dated November 11, 2008, filed with the First Amendment
5	Letter to Joseph Stilwell from W. Shaun Jackson, President and Chief Executive Officer of the Issuer, dated November 17, 2008, filed with the Second Amendment
6	Letter to W. Shaun Jackson from Joseph Stilwell dated November 17, 2008, filed with the Second Amendment
7	Settlement Agreement, dated January 7, 2009, between the Issuer and members of the Group, filed with the Fifth Amendment
8	Press Release, dated January 30, 2009, filed with the Sixth Amendment
9	Requisition Notice, dated January 29, 2009, filed with the Sixth Amendment
10	Stock Option Agreement dated as of January 7, 2009 among Spencer L. Schneider, Stilwell Value Partners III and Stilwell Associates, filed with the Eighth Amendment
11	Reserved
12	Amended Joint Filing Agreement, dated April 8, 2009, filed with the Ninth Amendment
13	Amended Joint Filing Agreement, dated April 28, 2009, filed with the Tenth Amendment
14	Amended Joint Filing Agreement, dated August 4, 2009, filed with the Eleventh Amendment
15	Amended Joint Filing Agreement, dated November 16, 2009, filed with the Twelfth Amendment
16	Amended Joint Filing Agreement, dated September 21, 2012, filed with the Seventeenth Amendment
17	Amended Joint Filing Agreement, dated June 11, 2013, filed with the Nineteenth Amendment
18	Form of Series A Warrant Certificate, incorporated by reference to Schedule A to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 19, 2013

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19	Form of Series B Warrant Certificate, incorporated by reference to Schedule A to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 19, 2013
20	Amended Joint Filing Agreement, dated February 12, 2014
21	Registration Rights Agreement, incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 4, 2014
22	Kingsway Financial Services Inc. Class A Preferred Shares, Series 1 Rights, Privileges Restrictions and Conditions, incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 27, 2013
23	Form of Series C Warrant Agreement, incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 27, 2013 (terminated and exchanged for Series B Warrants)
24	Amended Joint Filing Agreement, dated February 12, 2014, filed with the Twenty-Second Amendment
25	Notice of Redemption of Series A Warrants of Kingsway Financial Services Inc., dated August 18, 2014, filed with the Twenty-Third Amendment
26	Statement of Undertaking, effective as of July 15, 2016, between the Issuer and members of the Group
27	Amended Joint Filing Agreement, dated October 7, 2016

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:     October 7, 2016

STILWELL VALUE PARTNERS III, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

STILWELL VALUE PARTNERS IV, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

STILWELL ACTIVIST FUND, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

STILWELL ACTIVIST INVESTMENTS, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

CUSIP No. 496904202	SCHEDULE 13D	Page 31 of 31

STILWELL ASSOCIATES, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

STILWELL VALUE LLC

/s/ Megan Parisi
By:	Megan Parisi
Member

JOSEPH STILWELL

/s/ Joseph Stilwell*
Joseph Stilwell

*/s/ Megan Parisi
Megan Parisi
Attorney-In-Fact